Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: (212) 455-2000

FACSIMILE: (212) 455-2502

Direct Dial Number (212) 455-2293	E-Mail Address rbekkerus@stblaw.com

February 25, 2020

VIA EDGAR TRANSMISSION

Re:             GFL Environmental Holdings Inc.

Amendment No. 9 to Registration Statement on Form F-1

Filed on July 19, 2019

CIK No. 0001780232

Asia Timmons-Pierce

Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of GFL Environmental Holdings Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 9 (“Amendment No. 9”) to the above-referenced registration statement on Form F-1 (the “Registration Statement”).

The Company has revised the Registration Statement to (1) include the number of Subordinate Voting Shares being registered and offered, as well as a bona fide estimated price range for the offering of Subordinate Voting Shares, (2) include the number of Tangible Equity Units being registered and offered, (3) reflect the impact of the Pre-Closing Capital Changes and (4) otherwise update the Company’s disclosure, including the filing of certain exhibits to the Registration Statement.

Finally, we are providing the Staff with the following responses to the Staff’s comment letter, dated February 21, 2020 (the “Comment Letter”), regarding Amendment No. 8 to the Registration Statement.

To assist your review, we have retyped the text of the Staff’s comment in italics below. Page references in our response correspond to the pages of Amendment No. 9. Unless otherwise defined below, terms defined in Amendment No. 9 and used below shall have the meanings given to them in Amendment No. 9. The response and information described below are based upon information provided to us by the Company.

Form F-1/A Filed February 18, 2020

Capitalization, page 73

1.                                      Please separately present amounts associated with the Share offering and Unit offering in your table and notes to the table. For example, the proceeds amounts should be separately disclosed for each offering.

In response to the Staff’s comment, the Company has revised its disclosure in the Capitalization section on pages 74 – 76 and in the Use of Proceeds section on page 71.

Description of the Purchase Contracts Waiver of Jury Trial, page A-60

2.                                      We note your response to comment three of our prior letter and reissue our comment. It does not appear that exhibit 4.12 reflects that the waiver of jury trial provision will not apply to any claim under the U.S. federal securities laws.

In response to the Staff’s comment, the Company has revised the language in Exhibit 4.12 to indicate that the waiver of jury trial provision will not apply to any claim under the U.S. federal securities laws. A revised form of this agreement has been filed with Amendment No. 8.

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Please do not hesitate to call Ryan Bekkerus at (212) 455-2293 with any questions or further comments regarding this filing or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
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